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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                               Book-A-Million, Inc
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                           (Title Class of Securities)

                                   098570-10-4
                                 (CUSIP Number)


                                December 31, 1999
             (Date of Event which requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [ ] Rule 13d-1(b)

               [ ] Rule 13d-1(c)

               [X] Rule 13d-1(d)

CUSIP No. 098570-10-4

         1.       Names of Reporting Persons.  Joel R. Anderson

                  I.R.S. Identification Nos. of above persons (entities only)

         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a) ___
                  (b) ___

         3.       SEC Use Only:

         4.       Citizenship or Place of Organization: United States of America

Number of Shares             5.     Sole Voting Power:                   1,699,440
Beneficially Owned by        6.     Shared Voting Power:                    83,000
Each Reporting Person        7.     Sole Dispositive Power:              1,699,440
With:                        8.     Shared Dispositive Power:               83,000

         9.       Aggregate Amount Beneficially Owned by Each Reporting Person:
                  1,782,440

         10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)___

         11.      Percent of Class Represented by Amount in Row (9):  9.9%

         Type of Reporting Person (See Instructions):  IN

ITEM 1.

         (a)      Name of Issuer:

                  Books-A-Million, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  402 Industrial Lane
                  Birmingham, Alabama 35211

ITEM 2.

         (a)      Name of Person Filing:

                  Joel R. Anderson

         (b)      Address of Principal Business Office or, if none, Residence:

                  202 North Court Street
                  Florence , Alabama  35630

         (c)      Citizenship:

                  United States of America

         (d)      Title of Class of Securities:

                  Common Stock, $.01 par value per share

         (e)      CUSIP Number:

                  098570-10-4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78e).

         (b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(10) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [ ]  An investment adviser in accordance with ss.240.13d-1(b)(1)
                  (ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with ss.240-134d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

         (a)      Amount beneficially owned: 1,782,440

         (b)      Percent of class: 9.9%

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote   1,699,440.

                  (ii)     Shared power to vote or to direct the vote    83,000.

                  (iii) Sole power to dispose or to direct the disposition of 1,699,440.

                  (iv) Shared power to dispose or to direct the disposition of 83,000.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable

ITEM 10. CERTIFICATION

                  Not Applicable

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          2/4/00
                                               ----------------------------
                                                           Date

                                                    /s/ Joel R. Anderson
                                               ----------------------------
                                                      Joel R. Anderson